

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

David Morken
Chief Executive Officer
Bandwidth Inc.
900 Main Campus Drive
Raleigh, NC 27606

> **Re: Bandwidth Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed on February 25, 2022**
> **File No. 001-38285**

Dear Mr. Morken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology